[Foster Wheeler Letterhead]

December 16, 2004

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0409
Washington, D.C. 20549

Attn:	Pamela A. Long Assistant Director
Re:	Foster Wheeler Ltd. and Foster Wheeler LLC Form S-3, File No. 333-120076

Dear Ms. Long:

        On behalf of Foster Wheeler Ltd. ("Parent") and Foster Wheeler LLC ("LLC" and together with Parent, "Foster Wheeler"), I am responding to the Staff's request contained in its letter dated November 23, 2004 relating to Foster Wheeler's Registration Statement on Form S-3 (File No. 333-120076) originally filed on October 29, 2004 (and together with any amendment thereto, the "Filings").

        The undersigned acknowledges the following:

  •
  Foster Wheeler is responsible for the adequacy and accuracy of the disclosure in the Filings;

  •
  staff comments or changes to disclosure in response to staff comments in the Filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the Filings; and

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  Foster Wheeler may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ John T. La Duc
John T. La Duc
Executive Vice President and Chief Financial Officer
cc:	Tamara Brightwell—Securities and Exchange Commission Lisa Fries Gardner—Foster Wheeler Vic Hebert—Foster Wheeler